UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: BBX Capital Corporation
2.	Name of Persons Relying on Exemption: Trishield Capital Management LLC Trishield Special Situations Master Fund Ltd.
3.	Address of Persons Relying on the Exemption: 540 Madison Avenue, 14th Floor New York New York 10022
4.	Written Materials: Attached hereto as an exhibit is a copy of a press release, dated November 29, 2016. This material is being submitted pursuant to Rule 14a-6(g)(1).